Consent of KPMG LLP

The Board of Directors
Bell & Howell Company:

We consent to incorporation by reference in this registration statement on Form S-3 of Bell & Howell Company of our report dated February 20, 2001, relating to the consolidated balance sheets of Bell & Howell Company and subsidiaries as of the end of fiscal years 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fiscal years 2000, 1999 and 1998, which report appears in the fiscal 2000 annual report on Form 10-K of Bell & Howell Company and to the reference to our firm under the heading "Experts" in the Prospectus.

Our report refers to changes in the methods of accounting for certain inventory costs and revenue recognition.

                                             KPMG LLP

Chicago, Illinois
April 17, 2001